UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Resignation of Dr. Yousef Al Assaf from the Chairman and Director of the Board of Director Positions; Appointment of Alexander Lawson and Guy Wall to the Board of Directors

On December 11, 2023, Dr. Yousef Al Assaf resigned from his positions as the Chairman and Director of the Board of Directors of Brooge Energy Limited (the “Company”) and all its subsidiaries companies.

On December 14, 2023, the Company issued a press release announcing Dr. Yousef Al Assaf’s resignation, and the appointment of Alexander Lawson and Guy Wall to the Board of Directors of the Company, effective immediately.

Alexander Lawson is a Managing Director and the Head of Alvarez & Marsal Cayman Islands Limited (“A&M”) and is a qualified Cayman Islands Insolvency Practitioner. He brings 15+ years of experience in restructuring and specializing in offshore and cross border engagements focusing on hedge and private equity funds, mining, oil and gas and alternative investments. Mr. Lawson also worked at KPMG in the Cayman Islands for ten years and was a Partner in the Restructuring Practice. Mr. Lawson earned bachelor’s degrees in both commerce and law from the University of Queensland. Mr. Lawson is an admitted lawyer (non-practicing) with the Supreme Court of Queensland, Australia and is a CPI and JIEB pass holder with the Insolvency Practitioners Association of England and Wales and member of INSOL and the Cayman Islands RISA chapter. He is an Insolvency Practitioner in the Cayman Islands and Chartered Accountant (Australia & New Zealand).

Guy Wall is the Managing Director with Alvarez & Marsal Middle East Limited’s Restructuring practice in Dubai. Mr. Wall earned a bachelor’s degree in accounting and finance from Charles Sturt University in Australia. He is a member of CPA Australia and is a Registered Liquidator in the Dubai International Financial Centre and the Abu Dhabi Global Market.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated December 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: December 14, 2023	By:	/s/ Paul Ditchburn
		Name:	Paul Ditchburn
		Title:	Chief Financial Officer

2